UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number 001-35329

Timmins Gold Corp.
(Translation of registrant’s name into English)

570 Granville Street, Suite 1900, Vancouver, British Columbia V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [   ]   Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIMMINS GOLD CORP.

Date: August 13, 2012	By:	/s/ Bruce Bragagnolo
Bruce Bragagnolo
Chief Executive Officer

EXHIBIT INDEX

Exhibits

Number	Description of Exhibit
99.1	Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2012
99.2	Unaudited Financial Statements for the Three and Six Months Ended June 30, 2012
99.3	Form 52-109F2 - Certification of Interim Filings Full Certificate - CEO
99.4	Form 52-109F2 - Certification of Interim Filings Full Certificate - CFO